SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the Fiscal Year Ended December 31, 2002 OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission File Number 1-800

Title of the Plan -

WRIGLEY SAVINGS PLAN

(formerly Special Investment and Savings Plan
for Wrigley Employees)

Name and Address of the Issuer of the Securities
Held Pursuant to the Plan -

WM. WRIGLEY JR. COMPANY
(Delaware Corporation)

410 North Michigan Avenue
Chicago, Illinois 60611

SIGNATURE

     The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee, as Administrator of the Plan, has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

WM. WRIGLEY JR. COMPANY WRIGLEY SAVINGS PLAN

	By:	/s/ Philip C. Johnson
Philip C. Johnson
The Benefits Committee Member and Vice President - People, Learning & Development
Date: June 27, 2003

Financial Statements and Supplemental Schedule

Wrigley Savings Plan
(formerly Special Investment and Savings Plan for Wrigley Employees)

Years ended December 31, 2002 and 2001 with Report of Independent Auditors

Employer Identification #36-1988190
Plan #004

Wrigley Savings Plan
(formerly Special Investment and Savings Plan for Wrigley Employees)

Financial Statements and Supplemental Schedule

Years ended December 31, 2002 and 2001

Contents

Report of Independent Auditors	1

Financial Statements

Statements of Assets Available for Benefits	2
Statements of Changes in Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	11

Report of Independent Auditors

The Wrigley Savings Plan Committee Wrigley Savings Plan (formerly Special Investment and Savings Plan for Wrigley Employees)

We have audited the accompanying statements of assets available for benefits of the Wrigley Savings Plan (formerly Special Investment and Savings Plan for Wrigley Employees) as of December 31, 2002 and 2001, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

May 14, 2003	Ernst & Young LLP
Chicago, Illinois

Page 1
EIN 36-1988190 Plan #004

Wrigley Savings Plan
(formerly Special Investment and Savings Plan for Wrigley Employees)

Statements of Assets Available for Benefits

	December 31
	2002	2001
Assets
Cash	$819,646	$157,693
Investments, at fair value	400,407,156	404,464,253
Contributions receivable:
Company	-	60,691
Participants	-	164,862
Assets available for benefits	$401,226,802	$404,847,499

See notes to financial statements.

Page 2
EIN 36-1988190 Plan #004
Wrigley Savings Plan
(formerly Special Investment and Savings Plan for Wrigley Employees)

Statements of Changes in Assets Available for Benefits

	Year ended December 31
	2002	2001
Additions
Interest and dividends	$7,097,383	$7,408,354
Net realized and unrealized appreciation
in fair value of investments	8,884,501	7,727,295
Contributions:
Company	4,010,784	3,585,261
Participants	10,902,267	9,980,685
Rollover	742,636	1,220,552
Total Additions	31,637,571	29,922,147

Deductions
Distributions to participants	35,258,268	42,403,817
Net decrease	(3,620,697)	(12,481,670)
Assets available for benefits, at beginning of year	404,847,499	417,329,169
Assets available for benefits, at end of year	$401,226,802	$404,847,499

See notes to financial statements.

Page 3

EIN 36-1988190

Plan #004

Wrigley Savings Plan

(formerly Special Investment and
Savings Plan for Wrigley Employees)

Notes to Financial Statements

Years ended December 31, 2002 and 2001

1.  Description of the Plan

Effective January 1, 2002, the Special Investment and Savings Plan for Wrigley Employees was amended and restated, and the plan was renamed the Wrigley Savings Plan (the "Plan"). The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

Participation and Contributions

The Plan was established, effective January 1, 1975, for the employees of Wm. Wrigley Jr. Company and such United States subsidiaries and affiliates of Wm. Wrigley Jr. Company that adopt the Plan (collectively referred to as the Company or Employer). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All regular "full-time" and "part-time" employees are eligible to participate in the Plan as of the first day of the month following their date of hire. Temporary employees are eligible to participate upon completion of 1,000 hours within a 12-month period. Prior to January 1, 2002, employees who were scheduled to work 1,000 hours or more in a calendar year were eligible to participate in the Plan the first of the month following or coincident with their hire date. After-tax and/or 401(k) accounts and Company matching accounts are maintained for each participant. A participant's account balances are valued daily for participant and Employer contributions, investment income, and net appreciation (depreciation) in fair value of investments.

The Plan allows eligible employees to make contributions, usually in the form of payroll deductions, generally up to 15% of base salary, subject to an annual limit as required by the Internal Revenue Service (IRS). Subject to certain limitations, the Employer is required to make matching contributions at 60% of most participants' contributions up to 6% of base salary. All Employer contributions are invested in the Wrigley Stock Fund (see Note 4). Participants are not eligible for the matching contribution until they have completed one year of service.

Wrigley Savings Plan

(formerly Special Investment and
Savings Plan for Wrigley Employees)

Notes to Financial Statements (continued)

1.  Description of the Plan (continued)

The Putnam Fiduciary Trust Company ("Putnam"), as Trustee under the Special Investment and Savings Plan Trust for Wrigley Employees ("Trust"), dated January 12, 1977, and amended and restated as of January 1, 1994, directs the purchases and sales of investments for all funds, within the limits prescribed in the Plan. Contributions and earnings awaiting investment under the specified investment programs are temporarily placed in the Trust's collective short-term investment fund at Putnam.

Loans

The Plan contains provisions that allow loans to participants, subject to certain restrictions. The maximum aggregate amount that will be loaned to any participant will generally be the lesser of $50,000 or 50% of the vested portion of the participant's accounts as of the last preceding valuation date. These loans, which have a maximum term of five years (ten years if used to acquire a participant's principal residence), are to be repaid through payroll deductions. Loans shall bear a reasonable rate of interest, established annually by the Plan Committee, generally equal to, for any Plan year, the prime interest rate.

Investment Options and Transfers

Upon enrollment in the Plan, a participant may direct employee contributions, in 1% increments, in any of eleven investment options.

Participants may change their investment direction on any day, in 1% increments. In addition, participants may elect to transfer their account balance in any investment fund or funds on any day, in 1% increments, to any other investment fund or funds. Effective July 1, 2001, participants who are 100% vested in the Company contribution account may diversify their Company contribution account into any other investment fund or funds. Prior to July 1, 2001, participants were only allowed to diversify their Company contribution account after reaching age 54. Effective January 1, 2002, the Wrigley Stock Fund was converted to qualify as an employee stock ownership plan. Participants have the option to reinvest dividends in additional shares of Company stock in the Plan or receive a cash payout. Changes in investment direction or transfers can be made by calling Putnam directly or by written authorization.

Wrigley Savings Plan

(formerly Special Investment and
Savings Plan for Wrigley Employees)

Notes to Financial Statements (continued)

1.  Description of the Plan (continued)

Vesting

A participant's portion of the Employer matching contributions, including investment income and realized and unrealized gains and losses on investments, is 100% vested (25% for each year of service prior to January 1, 2002). Participants are always fully vested in their tax-deferred and regular deposit accounts.

Withdrawals

Active participants may make a withdrawal from the Plan once every 90 days. Participants may withdraw the amount in their regular deposit account and, under certain circumstances, the vested portion of their Employer matching contribution account and tax-deferred account. Once a participant makes a withdrawal, contributions will not be matched for a three-month period.

Distributions to Participants

Active participation in the Plan terminates upon death, retirement, or other termination of employment with the Company. Participants may generally receive distributions of their vested interest in the Plan in a lump-sum distribution, an installment payment, or a combination thereof.

Charges and Deductions

When a distribution of a participant's interest in the Plan results in forfeiture of the nonvested portion of the participant's account, the amount so forfeited reduces the amount of the Employer's matching contribution required to be made on behalf of other participants on subsequent Employer deposits.

It is the intent of the Company to continue to pay the administrative expenses of the Plan, but if the Company fails to make the payments or so directs the Trustee, there may be a charge against the Trust for these expenses.

Wrigley Savings Plan

(formerly Special Investment and
Savings Plan for Wrigley Employees)

Notes to Financial Statements (continued)

1.  Description of the Plan (continued)

Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of the Internal Revenue Code (IRC) and ERISA. In the event the Plan is terminated, participants would automatically become fully vested and the net assets of the Plan would be allocated among the participants in an amount equal to the balances in their individual accounts at the date of termination.

2.  Significant Accounting Policies

Investment Valuation

The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Wm. Wrigley Jr. Company common stock is valued at its quoted market price on the New York Stock Exchange. There is no established public trading market for the Wm. Wrigley Jr. Company Class B common stock. However, because the Class B common stock is at all times convertible into common stock on a share-for-share basis, the market value of such shares is considered to be equivalent to that of the Company's common stock. Participant loans are valued at cost, which approximates fair value.

Contributions

Contributions from participants are recognized when withheld by the Company through payroll deductions.

Matching contributions from the Employer are recognized concurrently with the recognition of participants' contributions.

Security Transactions

Purchases and sales of securities are accounted for on the trade date. Gains and losses on sales or withdrawals of securities are based on the average cost of the securities.

Wrigley Savings Plan

(formerly Special Investment and
Savings Plan for Wrigley Employees)

Notes to Financial Statements (continued)

2.  Significant Accounting Policies (continued)

Income Recognition

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain amounts in the 2001 financial statements have been reclassified to conform to the 2002 presentation.

3. Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

	December 31
	2002	2001

Putnam Money Market Fund	$37,597,611	$27,957,201
Wm. Wrigley Jr. Company common stock*	258,450,509	269,030,144
Wm. Wrigley Jr. Company Class B common stock*	38,941,456	42,718,040

*  Nonparticipant-directed prior to January 1, 2002.

Wrigley Savings Plan

(formerly Special Investment and
Savings Plan for Wrigley Employees)

Notes to Financial Statements (continued)

3.  Investments (continued)

During 2002 and 2001, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	Year ended December 31
	2002	2001

Mutual funds	$(11,519,191)	$(13,809,488)
Wm. Wrigley Jr. Company common stock*	20,403,692	21,536,783
	$8,884,501	$7,727,295

*Nonparticipant-directed prior to January 1, 2002.

4.  Nonparticipant-Directed Investments

Effective July 1, 2001, participants who are 100% vested in their Employer contribution account can redirect their investments in the Wrigley Stock Fund at any time. Effective January 1, 2002, all participants become immediately 100% vested in their Employer contribution account. As a result, the Wrigley Stock Fund is a participant-directed investment as of January 1, 2002. Information about the net assets and the significant components of the changes in net assets relating to the Wrigley Stock Fund as of December 31, 2001, and for the year ended December 31, 2001, is as follows:
December 31
2001
Net assets:
Wm. Wrigley Jr. Company common stock	$269,030,144
Wm. Wrigley Jr. Company Class B common stock	42,718,040
Contributions receivable:
Company	60,691
Participants	86,980
$311,895,855

Wrigley Savings Plan

(formerly Special Investment and
Savings Plan for Wrigley Employees)

Notes to Financial Statements (continued)

4.  Nonparticipant-Directed Investments (continued)

Year ended December 31 2001

Changes in net assets:
Dividends and interest	$4,742,399
Net realized and unrealized appreciation in fair value of investments	21,536,783
Participant contributions	4,957,313
Rollover contribution	257,039
Company contributions	3,614,999
Distributions to participants	(22,795,597)
Forfeitures	(29,738)
Interfund transfers	(15,652,348)
Total	$(3,369,150)

5.  Federal Income Tax Status

The Plan has received a determination letter from the IRS dated December 4, 2002, stating that the Plan is qualified under Section 401 (a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Supplemental Schedule

EIN 36-1988190

Plan #004

Wrigley Savings Plan

(formerly Special Investment and
Savings Plan for Wrigley Employees)

Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)

December 31, 2002

Identity of Issue	Number or Shares	Current Value

Putnam Fiduciary Trust Company
Shares of registered investment companies:
Putnam Growth & Income Fund (1)	951,016	$13,447,364
Putnam Vista Fund (1)	1,427,144	8,548,595
Putnam International Growth Fund (1)	311,229	5,107,276
Putnam Investors Fund (1)	382,106	3,362,537
Putnam Money Market Fund (1)	37,597,611	37,597,611
Managers Special Equity Fund	53,510	2,947,364
Harbor Capital Appreciation Fund	53,495	1,081,135
Barclays S&P 500 Stock Fund	10,624	1,133,756
PIMCO Total Return Fund	1,673,087	17,851,843
Federated Stock Fund	68,716	1,867,716
Wm. Wrigley Jr. Company (1)	4,709,375 shares of common stock	258,450,509
Wm. Wrigley Jr. Company (1)	709,566 shares of Class B common stock	38,941,456
Participants' loans (varying maturities with interest rates ranging from 5.0% to 9.5%)		10,069,994
		$400,407,156

     (1) Putnam Investments and the Wm. Wrigley Jr. Company are parties in interest.

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8, File No. 33-15061) pertaining to the Wrigley Savings Plan (formerly Special Investment and Savings Plan for Wrigley Employees) of our report dated May 14, 2003, with respect to the financial statements and supplemental schedule of the Wrigley Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

Ernst & Young LLP
June 25, 2003
Chicago, Illinois

Page 12

Exhibit to Form 11-K

Certification Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code

I, William Wrigley, Jr., the Chief Executive Officer of Wm. Wrigley Jr. Company (the "Company"), certify that to the best of my knowledge:

(i)

the Annual Report of the Company on Form 11-K, dated June 27, 2003, for the annual period ending December 31, 2002, fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the said Form 11-K fairly presents, in all material respects, the financial condition and results of operations of the Wrigley Savings Plan.

/s/ William Wrigley, Jr.
William Wrigley, Jr. President and Chief Executive Officer
Dated the 27th day of June, 2003

A signed original of this written statement required by Section 1350 of Chapter 63 of Title 18 of the United States Code has been provided to the Company and will be retained by the company and furnished to the Securities and Exchange Commission or its staff upon request.

Page 13

Exhibit to Form 11-K

Certification Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code

I, Ronald V. Waters, the Chief Financial Officer of Wm. Wrigley Jr. Company (the "Company"), certify that to the best of my knowledge:

(i)

the Annual Report of the Company on Form 11-K, dated June 27, 2003, for the annual period ending December 31, 2002, fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the said Form 11-K fairly presents, in all material respects, the financial condition and results of operations of the Wrigley Savings Plan.

/s/ Ronald V. Waters
Ronald V. Waters Senior Vice President and Chief Financial Officer
Dated the 27th day of June, 2003

A signed original of this written statement required by Section 1350 of Chapter 63 of Title 18 of the United States Code has been provided to the Company and will be retained by the company and furnished to the Securities and Exchange Commission or its staff upon request.

Page 14